Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: October 8th, 2025

On October 7th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following post on YouTube:

TRANSCRIPT: Pomp Podcast 10/7

Platform: YouTube, CNBC

Featuring: Anthony Pompliano & CNBC Host

Paul Tudor Jones: The biggest winners are gold. I think it's up 46, 47%. Bitcoin, I want to say it's up 50% or 60%. I'm not even sure. There's a Morgan Stanley basket that's a retail flow basket that has all the meme stocks and it's up 67, 68%. So it's really what retail jumps on. So crypto digital gold, that's obviously something that's very, very appealing.

Host: I mean you're jumping on all of that right now?

PDT: Well, I'd want to have positions in all of it for sure.

Host: That was Tudor investor investment founder Paul Tudor Jones on Squawk box yesterday. Bitcoin is trading near a record high. Joining us now, Anthony Pompliano, professional capital management founder and CEO. Anthony, it's good to, good to see you. So I have to tell you, when I, when we talk about crypto Bitcoin, it's, you want to keep up to date. It's a big important market now with massive participation, but the story is always the same. Isn't it? I mean, it's sort of like store of value, more people know about it and want to participate in it. Is there anything that's kind of moving the needle on a fundamental basis or a flow basis at this point?

Anthony Pompliano: Well, look, I actually think one of the problems with the traditional financial market is that people have to pay attention to it, right? If you think about what's going on in the Stock market. I have to know what the company is, what products they're constantly coming out with, who are they selling them to, what's the latest earnings report, what's interest rates, all this information, it's very hard. So if you think of the average American, they are getting punished in the economy, right? That K shaped economy is really, really hurting a very large portion of it. And the beauty of Bitcoin is a very simple story. They are never going to stop printing money, so therefore, Bitcoin will never stop going up. And if you simply think of Bitcoin as savings technology, all you have to do is go out, work hard at your job, make money, spend less than you make, and then put the extra savings into Bitcoin and then allow Bitcoin to benefit from what we know is going to happen, which is they are never going to stop printing money. And I think that that simplicity is actually very attractive to some cohort of investors. And now you see investors saying, wait a second here, this debasement trade. Means that I don't have to go do all that work, I can simply just go and buy something like Bitcoin, and I think that really maybe the story of finance of this decade is that Bitcoin is becoming the hurdle rate, right? Historically we've looked at things like the S&P. If you go back to 2020, the S&P is up 100% since 2020. Price in Bitcoin is down 90%. All of the returns that people are talking about in traditional finance, most of them are negative because no one can beat Bitcoin. And so if you can't beat it, then we just say you gotta buy it, and I think that's what a lot of investors are starting to do.

Host: That's true. Now the vast majority of Bitcoin that an individual saver is buying is being sold by somebody who already owned it, right? I mean, there's a massive industry that's essentially just kind of middleman frictional. It's mostly about trading. It's not about anything else. It's not about like, you know, opening up a savings account where the bank creates the asset.

Anthony Pompliano: Well, there's there's always going to be trading volume in any asset, right? People are obviously going to constantly be trading an asset back and forth, but what you see is more and more Bitcoin is being taken into what we call illiquid supply. So over time that percentage continues to increase where people, every Bitcoin that I buy, no one's ever touching it again until I die, right? And I think there's a lot of bitcoiners who believe the exact same thing. And so what you're starting to see is that illiquid supply numbers creeping up and so as more capital comes in, the only thing that can happen is if you have a finite supply asset. More people want that asset, but the people who hold it aren't willing to sell it. The price has to go up to clear the market, and that's why Bitcoin continues to go up over time.

Host: Gold has done better than Bitcoin this year. Do you think in the crypto community they see gold as an ally or is it a competitor?

Anthony Pompliano: You know, it's funny that on one hand, Bitcoin and crypto folks, they're brothers in arms in the fight against currency debasement. On the other hand, I think that the gold bugs are having a field day because they're outperforming Bitcoin. I think gold's up 50% this year. Bitcoin's up about 33%. What I will say is that the average return since 2015 of Bitcoin and Q4 is 60%. So the gold bugs, you know, you're not at the finish line for the year yet. Let's see what happens. But if you go back just 5 years, right, gold is up about 100%, and then during that time Bitcoin is up 1,000%. And so I think that um, they both benefit from the same thing. It's just that you have a smaller market cap asset that's got a lot more volatility in Bitcoin and therefore it's kind of gold with wings is the way I like to think about. What's the difference between those investor pools or do they overlap?

Anthony Pompliano: I think that you generally are going to have an older audience that's got gold. You're also going to have the central banks today, institutions. Um but very quickly, you're starting to see more and more people that uh own Bitcoin. They're getting older, right? It's been around for 15, 16 years now. Um but also, I think that people aspire to have the central banks eventually hold Bitcoin. Uh the question is just when do they do that? And what are the geopolitical things that start to transpire if all of a sudden you're saying we're going to go put Bitcoin in our actual uh treasury reserve?

Host: You have a a kind of a purist's take on on the utility of Bitcoin as this store of value and this anti-debasement asset. What where does then um the kind of publicly traded crypto asset treasury companies fit in? It's it just seems much more about kind of a financial engineering workaround uh that people are you know paying a premium for the asset they could just buy straight.

Anthony Pompliano: Yeah. So I think there's going to be two different types of public market players. There's the category creators and frankly in my opinion the category winners companies like Strategy and MetaPlanet who uh they've come out and said look we're going to buy Bitcoin. We're going to hold that Bitcoin and we're going to use different capital market tools to go and buy more Bitcoin. Um we've got a business that we've created uh Pro Cap BTC is the the private entity that's going public raise $750 million for it and our goal is to not only hold Bitcoin on that balance sheet we think it's a great treasury reserve asset but then go build products and services on top of that to go get more Bitcoin. And so if you think of traditional financial institutions, they have a dollar denominated balance sheet. They build products and services to go and solve problems in the market and they get more dollars on their balance sheet. Well, we think that you can build the same type of financial institution, but rather than do it to try to get more dollars, try to get more Bitcoin onto your balance sheet. And so I think that generally what you're seeing is you're going to see some companies that hold the asset and then you're going to see companies that say, "Look, we want to offer products and services in the market so that we can get more of that asset onto our balance sheet."

Host: And the, you know, one thing about gold is as it goes up in price, it becomes less tethered to whatever utility that the actual metal is used for, right? The jewelry and the industrial uses. Uh, Bitcoin ideally is in that same category, right? I mean, it's almost better if it's if we're not pretending that it's being kind of used uh in a transactional way for things not asset based.

Anthony Pompliano: Yeah. Look, I I think that um you know, Bitcoin I People used to always say to me, it's not backed by anything, right? And what I would always say, well, what's the most valuable commodity in the world? And 5 years ago, this used to be controversial. Now, I think everyone agrees that the most valuable commodity in the world is computing power. And so, Bitcoin is backed by computing power. And so, if you think about it from that perspective, there is this kind of tethered to reality where there's mining and there's computational power and power generation, things like that. Now, to your point about gold, definitely the bigger it gets, the smaller the percentage of kind of the industrial use case. With Bitcoin, I actually think that what we are watching is something I've changed my mind on is Bitcoin is not competing with the US dollar in the sense of uh transactions. Instead, with the rise of stable coins, now what we're seeing is in your regular traditional financial life, you have a savings account, you have a checking account, you have a brokerage account. Now, in the digital world, your savings account is Bitcoin, your checking account is stable coins, and then you're going to have a bunch of assets that you go from a brokerage account standpoint that you're going to try to, you know, generate more of a return so that you can go back into your checking or savings. And so I actually think that it's not new. It's just new types of assets that people are starting to figure out.

Host: You don't want people talking about using it to buy a pizza or a car or a house if it's supposed to be a value an asset that's climbing in value.

Anthony Pompliano: Maybe that happens at some point in the future. I just look at the market data. Stable coins are being used for that stuff in the digital world, not Bitcoin. Um, and I think that that's good. Like I don't want to spend an asset that I think is going to be worth more in the future today.

Host: It's still a big marketing thing. Like Grant Cardone, the the the big motivational speaker, he's selling his house in Miami. He's only gonna take Bitcoin. And you just wonder, okay, a he got he got pressed for it, which is what he wanted, but also, do you think knowing the Bitcoin community that anyone is going to trade I don't know, I think it's $30 million or something like that in Bitcoin right now, given the price that that we've seen for a house.

Host: Maybe he doesn't want to move. I

Anthony Pompliano: I thought uh I may be wrong on this, but I think he sold it in a week. Uh if I remember correctly, I think I think somebody actually came in and said, "Yeah, I think somebody came in and said, "Hey, I'm going to buy So, who that Bitcoiner is, I'm not sure, but uh I wouldn't be doing that.

Host: Yeah, Anthony, thanks.

Pomp: Absolutely. Thanks for having me.

IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC"), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that has been filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com